

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2012

<u>Via E-mail:</u>
Mr. Wang Xiaochu
Chief Executive Officer
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China 100033

> **Re: China Telecom Corporation Limited**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 1-31517**

Dear Mr. Wang:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 15. Controls and Procedures, page 82

1.   We refer to your Form 6-K, filed June 1, 2012, in which you provide disclosures about
        the audit performed by the National Audit Office on the financial revenues and
        expenditures of China Telecommunications Corporation (the "China Telecom Group"),
        being the controlling shareholder of China Telecom Corporation Limited (the
        "Company"), and some of its subsidiaries and branches (including the Company) for the
        year 2010.

        You state that the audit report identified "some weaknesses in certain aspects of
        operational management as well as non-compliance issues in certain perspectives of
        business operation of certain subsidiaries and branches of China Telecom Group." With
        respect to the audit performed by the National Audit Office, please provide us with the
        following information to help us better understand this audit:

    •   Tell us about the nature and scope of this audit, the types of weaknesses identified, and
        how you concluded that "the problems found in the audit have no significant impact on
        the overall operating results and financial statements of the company."

    •   Tell us if the results of this audit would have impacted the conclusions made about the
        effectiveness of your disclosures controls and procedures and internal controls over
        financial reporting at December 31, 2011.

    •   Tell us if the results of the audit and your analysis of those results have been shared with
        the company's auditor. If so, if they have considered such information under AU
        Section 561, "Subsequent Discovery of Facts Existing at the Date of the Auditor's
        Report."

Notes to Financial Statements

Note 2. Significant Accounting Policies, page F-14

2.   It appears that you may enter into arrangements that include multiple elements or
        deliverables. Please disclose your revenue recognition policy for the sale of bundled
        products and services, such as mobile handsets and provision of service. Your disclosure
        should address how you allocate consideration to the separately identified components of
        your bundled offering and when revenue is recognized for each component.

3.   We note that your value-added services primarily consist of: 1) function-based services;
        2) content-based services and applications; and 3) industry-specific applications. Please
        tell us how you consider the specific risks and responsibilities assumed by each party in

such arrangements to determine whether gross or net revenue recognition is appropriate for these services. In your response discuss how you applied the guidance in IAS 18.

4.   Please disclose how you account for the cost of mobile handsets that you provide free of charge or at a reduced price to customers who subscribe to service contracts.

Note 35. Accounting Estimates and Judgments, page F-43

Impairment of long-lived assets

5.   You state that no provision for impairment loss was made against the carrying value of property, plant and equipment for the year ended December 31, 2011. Please tell us how you considered the continued migration of your customers from fixed-line to wireless services in your periodic reviews of indicators for impairment in 2011.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Terry French for
                                        Larry Spirgel
                                        Assistant Director